Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2011

PRICING SUPPLEMENT NO. 2011—MTNDG0114 DATED             , 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium Mandatorily Callable Equity-Linked Securities (PACERSSM)

Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index

Due October     , 2012

$1,000.00 per PACERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The PACERSSM Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index will mature on October , 2012, unless automatically called by us.

•	No interest will be paid on the PACERSSM.

•

We will call the PACERSSM for cash in an amount equal to the sum of $1,000 and a mandatory call premium if the closing level of the worst performing of the S&P 500® Index and the Russell 2000® Index (each, an “underlying index”) on March     , 2012 (the “first call date”), June     , 2012 (the “second call date”) or September     , 2012 (the “final valuation date”) is greater than or equal to the closing value of such worst performing underlying index on the date the PACERSSM are priced for initial sale to the public (which date we refer to as the “pricing date” and which closing value we refer to as the “initial index value”).

•	If we do not call the PACERSSM, you will receive at maturity for each PACERSSM:

•

$1,000 in cash, if the closing value of each underlying index on every trading day from but excluding the pricing date to and including the final valuation date is greater than 60% of its respective initial index value (rounded to two decimal places); or

•

cash in an amount equal to (i) the sum of $1,000 and (ii) the product of (a) $1,000 and (b) the percentage change (which will be negative) in the worst performing underlying index from its initial index value to its closing value on the final valuation date, if the closing value of either underlying index is less than or equal to 60% of its respective initial index value on any trading day from but excluding the pricing date to and including the final valuation date (rounded to two decimal places). In this case, you will receive cash in an amount less than your initial investment of $1,000 per PACERSSM and your investment in the PACERSSM will result in a loss.

•

The worst performing underlying index will be determined on each call date, or on the final evaluation date, as applicable, by comparing the percentage change in the closing value of each of the underlying indexes from its initial index value to its closing value on such date.

•	At maturity you could receive an amount in cash less than your initial investment in the PACERSSM and that could be zero.

•	We will not apply to list the PACERSSM on any securities exchange.

Investing in the PACERSSM involves a number of risks. See “Risk Factors Relating to the PACERSSM ” beginning on page PS-7

The PACERSSM have not been passed on by S&P, State Street Global Advisors or United States Commodity Fund, LLC. The PACERSSM are not sponsored, endorsed, sold or promoted by S&P, State Street Global Advisors or United States Commodity Fund, LLC and none makes any warranties or bears any liability with respect to the PACERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The PACERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The PACERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$30.00	$
Proceeds to Citigroup Funding Inc.	$970.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the PACERSSM, will receive an underwriting fee of $30.00 for each $1,000.00 PACERSSM sold in this offering. Certain dealers will receive from Citigroup Global Markets Inc. up to $30.00 from this underwriting fee for each PACERSSM they sell, of which $20.00 will be paid to their financial advisors as a selling concession. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the price of the PACERSSM declines. You should refer to “Risk Factors Relating to the PACERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the PACERSSM to purchasers on or about October     , 2011 (3 business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERSSM?

The Premium MAndatorily Callable Equity-Linked SecuRitieS Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index are securities that are mandatorily callable by us. We will call the PACERSSM, in whole, but not in part, only if the closing value of the worst performing underlying index on any of three call dates is greater than or equal to the initial index value of such worst performing underlying index. The PACERSSM will not otherwise be called even if the closing value of either underlying index on any trading day other than a call date is greater than or equal to its initial index value. If we call the PACERSSM, you will receive for each PACERSSM a call price in cash equal to the sum of $1,000 plus a mandatory call premium as described below.

If we do not call the PACERSSM, you will receive at maturity an amount in cash that will be equal to your initial investment of $1,000 per PACERSSM if the closing value of each underlying index is greater than 60% of its respective initial index value on every trading day from but excluding the pricing date to and including the final valuation date. Otherwise, you will receive at maturity an amount in cash that is less than your initial investment of $1,000 per PACERSSM if the closing value of either underlying index is less than or equal to 60% of its respective initial index value on any trading day from but excluding the pricing date to and including the final valuation date.

The PACERSSM mature on October     , 2012, are callable by us quarterly on any call date beginning in March 2012 and do not provide for earlier redemption by you. The PACERSSM are a series of unsecured senior debt securities issued by Citigroup Funding and any payments due on the PACERSSM are fully and unconditionally guaranteed by Citigroup Inc. The PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERSSM is not guaranteed.

Each PACERSSM represents a principal amount of $1,000. You may transfer the PACERSSM only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERSSM in the form of a global certificate, which will be held by the Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERSSM through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERSSM—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERSSM ?

No. We will not make any periodic payments of interest on the PACERSSM .

What Will I Receive if Citigroup Funding Calls the PACERSSM?

We will call the PACERSSM, in whole, but not in part, if the closing value of the worst performing underlying index on the first call date, the second call date or the final valuation date is greater than or equal to the initial index value of such worst performing underlying index. If we call the PACERSSM , you will receive for each PACERSSM a call price in cash equal to the sum of $1,000 and a mandatory call premium. The mandatory call premium will equal $64.25 to $79.25 (to be determined on the pricing date) if the PACERSSM are called on the first call date, $96.38 to $118.88 (to be determined on the pricing date) if the PACERSSM are called on the second call date or $128.50 to $158.50 (to be determined on the pricing date) if the PACERSSM are called on the final valuation date. The first call date will be March     , 2012; the second call date will be June     , 2012; and the final valuation date will be September     , 2012.

If we call the PACERSSM on the first call date or the second call date we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least five business days after the call date. If we call the PACERSSM on the final valuation date, we will not provide notice of a call but will pay the applicable call price to you at maturity.

The opportunity to fully participate in possible increases in the price of the underlying indexes through an investment in the PACERSSM is limited if we call the PACERSSM because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERSSM?

If we do not call the PACERSSM , at maturity you will receive for each PACERSSM you hold:

•

$1,000 in cash, if the closing value of each underlying index on every trading day from but excluding the pricing date to and including the final valuation date is greater than 60% of its respective initial index value (rounded to two decimal places); or

•

cash in an amount equal to (i) the sum of $1,000 and (ii) the product of (a) $1,000 and (b) the percentage change (which will be negative) in the worst performing underlying index from its initial index value to its closing value on the final valuation date, if the closing value of either underlying index is less than or equal to 60% of its respective initial index value on any trading day from but excluding the pricing date to and including the final valuation date (rounded to two decimal places). In this case, you will receive cash in an amount less than your initial investment of $1,000 per PACERSSM and your investment in the PACERSSM will result in a loss.

How is the Worst Performing Underlying Index Determined?

The worst performing underlying index will be the underlying index with the lesser percentage change as determined on each call date, or on the final valuation date, as applicable by comparing the percentage change in the closing value of each underlying index from its respective initial index value to its closing value on such date. The percentage change in the closing value of each of the underlying indexes will equal the following, expressed as a percentage:

Current Index Value - Initial Index Value

Initial Index Value

where, current equity price means the closing value of the relevant underlying index on the first call date, the second call date or the final valuation date, as applicable, and initial index value means the closing value of the relevant underlying index on the pricing date.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERSSM or at maturity, see “Description of the PACERSSM—Amounts Payable Upon Mandatory Call or at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the PACERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 to September 28, 2011 and a graph showing the closing values of the S&P 500® Index on each trading day from January 3, 2006 through September 27, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the Underlying Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performances of each of the Underlying Indexes Is Not an Indication of the Future Performance of the Underlying Indexes” in this pricing supplement.

What Is the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index. As of August 31, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary, Technology, Producer Durables and Health Care. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.

How Has the Russell 2000® Index Performed Historically?

We have provided a table showing the high, low and quarter-end closing values of the Russell 2000® Index for each quarterly period from January 3, 2006 to September 28, 2011 and a graph showing the closing values of the Russell 2000® Index on each trading day from the first available date on January 3, 2006 through September 27, 2011. You can find the table and the graph in the section “Description of the Russell 2000® Index— Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of each of the Underlying Indexes Is Not an Indication of the Future Performance of the Underlying Indexes” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERSSM?

In purchasing a PACERSSM, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERSSM for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the prices of the underlying indexes. Under such treatment, at maturity or upon the mandatory redemption of a PACERSSM for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERSSM, you generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and your tax basis in the PACERSSM. Any such gain or loss generally will be short-term capital gain or loss. Due to the absence of authority as to the proper characterization of the PACERSSM, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERSSM could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERSSM Be Listed on a Stock Exchange?

No. The PACERSSM will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the PACERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the PACERSSM to create a secondary market for holders of the PACERSSM, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as Calculation Agent for the PACERSSM. As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the PACERSSM. You should refer to “Risk Factors–The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the PACERSSM” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERSSM through one or more of our affiliates. This hedging activity will likely involve trading in the underlying indexes or one or more of the stocks or futures contracts included in the underlying indexes or in other instruments, such as options, swaps or futures, linked to the underlying indexes or the stocks or futures contracts included in the underlying index. This hedging activity on or prior to the pricing date could affect the price of the underlying indexes and, accordingly, could increase the initial index values. Additionally, such hedging activity could potentially affect the closing value of the worst performing underlying index on any call date and, therefore, whether or not we will call the PACERSSM and pay the mandatory call premium. Furthermore, if we do not call the PACERSSM, our affiliates’ hedging activity could adversely affect the closing value of the underlying index on the final valuation date and/or on each trading day during the term of the PACERSSM and, therefore, whether you will receive a cash amount at maturity that is equal to or less than the principal amount of your investment in the PACERSSM. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERSSM in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of profit, even if the market price of the PACERSSM declines. You should refer to “Risk Factors —Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “— The Price at Which You Will Be Able to Sell Your PACERSSM Prior to the Maturity Date Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERSSM or (B) its acquisition and holding of the PACERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERSSM?

Yes. The PACERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERSSM

Because the terms of the PACERSSM differ from those of conventional debt securities in that, unless the PACERSSM are called by us, the amount you receive at maturity will be based on the closing value of the worst performing underlying index on the final valuation date and on the closing value of each underlying index on every trading day during the term of the PACERSSM, an investment in the PACERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying indexes and other events that are difficult to predict and beyond our control.

Your Investment in the PACERSSM Will Likely Result in a Loss if We Do Not Call the PACERSSM

If we do not call the PACERSSM, the amount you receive at maturity will depend on the closing value of the worst performing underlying index on the final valuation date and on the closing value of each underlying index on every trading day during the term of the PACERSSM. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERSSM. If we do not call the PACERSSM and the closing value of either underlying index is less than or equal 60% of its respective initial index value on any trading day during the term of the PACERSSM and the closing value of the worst performing underlying index on the final valuation date is less than its initial index value, then the cash amount you receive at maturity will be less than your initial investment in the PACERSSM and could be zero, in which case your investment in the PACERSSM will result in a loss. There is no minimum payment at maturity on the PACERSSM, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Return On Your Investment If We Do Not Call the PACERSSM

If we do not call the PACERSSM, the maximum amount in cash per PACERSSM you will receive at maturity is $1,000. Thus, if we do not call the PACERSSM, you will not in any circumstance receive an amount at maturity greater than your initial investment in the PACERSSM.

The PACERSSM Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERSSM if the closing value of the worst performing underlying index on any of three call dates is greater than or equal to its initial index value. If we call the PACERSSM , you will receive $1,000 plus a mandatory call premium per PACERSSM. The opportunity to participate in possible increases in the closing value of the underlying indexes through an investment in the PACERSSM is limited because the return you receive if we call the PACERSSM will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERSSM may be less than your return on a similar security that was directly linked to the underlying indexes and allowed you to participate more fully in the appreciation of the prices of the underlying indexes.

You Will Not Receive Any Periodic Payments on the PACERSSM

You will not receive any periodic payments of interest or any other periodic payments on the PACERSSM.

The PACERSSM Are Fully Exposed to Changes in the Closing Value of Each Underlying Index

The PACERSSM are linked to the individual performance of each underlying index. Because the PACERSSM are not linked to a basket, which mitigates and diversifies risk among all of the components, you will be exposed to the risk of negative changes in the closing values of the underlying indexes to the same degree for each underlying index. If the PACERSSM were linked to a basket, the return on the PACERSSM would depend on the weighted aggregate performance of each basket component as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of the PACERSSM Linked to the Worst Performing of the Underlying Indexes, the individual performance of each underlying index is not combined and the depreciation of either underlying index is not mitigated by the appreciation of the other underlying index. Instead the amount payable at maturity will depend on the worst performing of the two underlying indexes to which the PACERSSM are linked.

The Yield on the PACERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERSSM do not pay any interest. As a result, if we do not call the PACERSSM, the effective yield on the PACERSSM will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The PACERSSM Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the PACERSSM , and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Price of the PACERSSM

You are subject to the credit risk of Citigroup Inc. The PACERSSM are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the PACERSSM, your investment would be at risk and you could lose some or all of your investment. As a result, the market price of the PACERSSM will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market price of the PACERSSM.

The Price at Which You Will Be Able to Sell Your PACERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the price of your PACERSSM in the secondary market will be affected by the supply of and demand for the PACERSSM , the price of the underlying indexes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market price of the PACERSSM of a change in a specific factor, assuming all other conditions remain constant.

Prices of the Underlying Indexes. We expect that the market price of the PACERSSM will depend substantially on the amount, if any, by which the prices of the underlying indexes change from the initial index values. However, changes in the prices of the underlying indexes may not always be reflected, in full or in part, in the market price of the PACERSSM. If you choose to sell your PACERSSM when the prices of the underlying indexes exceed the initial index values, you may receive substantially less than the amount that would be payable at maturity because of expectations that the prices of the underlying indexes will continue to fluctuate between that time and the final valuation date. In addition, if you choose to sell your PACERSSM when the prices of the underlying indexes are below the initial index values, you will likely receive less than the amount you originally invested.

Trading prices of the stocks or futures contracts included in the underlying indexes will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity and commodity trading markets on or in which such stocks are traded, and by various circumstances that can influence the prices of such stocks or futures contracts in a specific market segment. Citigroup Funding’s hedging activities in the stocks or futures contracts included in the underlying indexes, the issuance of securities similar to the PACERSSM and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks or futures contracts included in the underlying indexes.

Volatility of the Underlying Indexes. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the prices of the underlying indexes change during the term of the PACERSSM, the market price of the PACERSSM may decrease.

Mandatory Call Feature. The possibility that the PACERSSM may be called on any call date is likely to limit their price. If the PACERSSM did not include a mandatory call feature, we expect their price would be significantly different.

Interest Rates. We expect that the market price of the PACERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market price of the PACERSSM may decrease, and if U.S. interest rates decrease, the market price of the PACERSSM may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the PACERSSM may trade at a price above or below that which would be expected based on the level of interest rates and the prices of the underlying indexes the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the prices of the underlying indexes during the period prior to the maturity of the PACERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market price of the PACERSSM.

Hedging Activities. Hedging activities related to the PACERSSM by one or more of our affiliates will likely involve trading in one or more of the underlying indexes, the stocks or futures contracts included in the underlying indexes or in other instruments, such as options, swaps or futures, based upon the underlying indexes or the stocks or futures contracts included in the underlying indexes, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the prices of the underlying indexes, and potentially increase the initial index values. Additionally, such hedging activity could potentially affect the closing value of the worst performing underlying index on any call date and, therefore, whether or not we will call the PACERSSM and pay the mandatory call premium. Furthermore, if we do not call the PACERS, our affiliates’ hedging activity could adversely affect the closing value of the worst performing underlying index on the final valuation date and/or on each equity business day during the term of the PACERSSM and therefore, whether you will receive a cash amount at maturity that is equal to or less than the principal amount of your investment in the PACERSSM. This hedging activity during the term of the PACERSSM could also affect the prices of the underlying indexes and therefore the market price of the PACERSSM. It is possible that we or our affiliates may profit from our hedging activity, even if the market price of the PACERSSM declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERSSM in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the PACERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the PACERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the PACERSSM, as well as the cost of hedging our obligations under the PACERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the PACERSSM are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market price of the PACERSSM declines. In addition, any secondary market prices for the PACERSSM may differ from prices determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market price of the PACERSSM. The PACERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market price of the PACERSSM attributable to another factor.

The Historical Performances of each of the Underlying Indexes Is Not an Indication of the Future Performance of the Underlying Indexes

The historical performance of each of the underlying indexes, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying indexes during the term of the PACERSSM. Changes in the price of the underlying indexes will affect the price of the PACERSSM, but it is impossible to predict whether the prices of the underlying indexes will rise or fall.

Investing in the PACERSSM is not Equivalent to Investing in the Underlying Indexes

Investing in the PACERSSM is not equivalent to investing in the underlying indexes or the stocks that constitute the underlying indexes. Investors in the PACERSSM will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying indexes or the stocks or futures contracts that constitute the underlying indexes.

You May Not Be Able to Sell Your PACERSSM If an Active Trading Market for the PACERSSM Does Not Develop

The PACERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PACERSSM. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the PACERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERSSM. If the secondary market is limited, there may be few buyers should you choose to sell your PACERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PACERSSM, the price at which you may be able to trade your PACERSSM is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the PACERSSM it is likely that there would be no secondary market for the PACERSSM. Accordingly, you should be willing to hold your PACERSSM to maturity.

The Market Price of the PACERSSM May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying indexes or derivative instruments relating to the underlying indexes for their own accounts in connection with their normal business practices. These transactions could affect the price of the underlying indexes and, thus, the market price of the PACERSSM.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations with Respect to the PACERSSM

Citigroup Global Markets Inc., which is acting as the calculation agent for the PACERSSM, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index values and the closing values of the underlying indexes on any call date and on every trading day. Additionally, determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any price of either of the underlying indexes in the event of its unavailability may adversely affect the payments to you upon mandatory call or at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the PACERSSM, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the underlying indexes, one or more of the stocks included in the underlying indexes or in other instruments, such as options, swaps or futures, based upon the underlying indexes, the stocks or futures contracts included in the underlying indexes, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the PACERSSM and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERSSM in the secondary market. Since hedging the obligations under the PACERSSM involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market price of the PACERSSM declines.

You Will Have No Rights Against the Publishers of Each Underlying Index or Any Issuer of Any Stock Included in the Underlying Indexes

You will have no rights against the publishers of each underlying index, or any issuer of any stock included in the underlying indexes, even though the amount you receive at maturity, if any, will depend on the value of the underlying indexes, and such value is based on the prices of the stocks included in the underlying indexes. By investing in the PACERSSM you will not acquire any shares of stocks included in the underlying indexes and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying indexes. Moreover, you will not have voting, or any other rights with respect to the stocks included in the underlying indexes. The index publishers and the issuers of the stocks included in the underlying indexes are not in any way involved in this offering and have no obligations relating to the PACERSSM or to the holders thereof.

The United States Federal Income Tax Consequences of the PACERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. No ruling is being requested from the IRS with respect to the PACERSSM and no assurance can be given that the IRS will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE PACERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the PACERSSM. The description in this pricing supplement of the particular terms of the PACERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The PACERSSM Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index (the “Underlying Indexes”) are callable securities. We will call the PACERSSM, in whole, but not in part, only if the closing value of the worst performing Underlying Index on March     , 2012 (the “First Call Date”), June     , 2012 (the “Second Call Date”) or September     , 2012 (the “Final Valuation Date”) is greater than or equal to its Initial Index Value on the Pricing Date. If we call the PACERSSM, you will receive for each PACERSSM a Call Price in cash equal to the sum of $1,000 plus a Mandatory Call Premium.

If we do not call the PACERSSM, you will receive at maturity an amount in cash that is equal to your initial investment of $1,000 per PACERSSM, if the closing value of each Underlying Index is greater than 60% of its respective Initial Index Value on every Trading Day from but excluding the Pricing Date to and including the Final Valuation Date. Otherwise, you will receive at maturity an amount in cash that is less than your initial investment of $1,000 per PACERSSM if the closing value of either Underlying Index is less than or equal to 60% of its respective Initial Index Value on any Trading Day from but excluding the Pricing Date to and including the Final Valuation Date.

The PACERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERSSM issued will be $        (         PACERSSM). The PACERSSM will mature on October     , 2012, unless automatically called, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERSSM is not guaranteed. The PACERSSM will be issued only in fully registered form and in denominations of $1,000 per PACERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERSSM and of the senior debt indenture under which the PACERSSM will be issued.

Interest

We will not make any periodic payments of interest on the PACERSSM.

Mandatory Call Feature

We will call the PACERSSM, in whole, but not in part, only if the closing value of the worst performing Underlying Index on any of the three call dates is greater than or equal to its Initial Index Value. If we call the PACERSSM, you will receive for each PACERSSM a Call Price in cash equal to the sum of $1,000 and a Mandatory Call Premium. The Mandatory Call Premium will equal $64.25 to $79.25 (to be determined on the Pricing Date), if the PACERSSM are called on March     , 2012 (the First Call Date), $96.38 to $118.88 (to be determined on the Pricing

Date), if the PACERSSM are called on June     , 2012 (the Second Call Date), or $128.50 to $158.50 if the PACERSSM are called on September     , 2012 (the Final Valuation Date).

If we call the PACERSSM on the First Call Date or the Second Call Date we will provide notice of a call, including the exact payment date, within one Business Day after the Call Date and will make the payment associated with such call at least five Business Days after such Call Date. If we call the PACERSSM on the Final Valuation Date, we will not provide notice of a call but will pay the applicable Call Premium to you at maturity.

The opportunity to participate in possible increases in the price of the Underlying Indexes through an investment in the PACERSSM is limited if we call the PACERSSM because the amount you receive will be limited to the applicable Call Premium.

So long as the PACERSSM are represented by global securities and are held on behalf of DTC call notices and other notices will be given by delivery to DTC. If the PACERSSM are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we do not call the PACERSSM, they will mature on October     , 2012. At maturity, you will receive for each 1,000 principal amount of PACERSSM:

•

$1,000 in cash, if the closing value of each Underlying Index on every Trading Day from but excluding the Pricing Date to and including the Final Valuation Date is greater than 60% of its respective Initial Index Value (rounded to two decimal places); or

•

cash in an amount equal to (i) the sum of $1,000 and (ii) the product of (a) $1,000 and (b) the percentage change (which will be negative) in the worst performing Underlying Index from its Initial Index Value to its closing value on the Final Valuation Date, if the closing value of either Underlying Index is less than or equal to 60% of its respective Initial Index Value on any Trading Day from but excluding the Pricing Date to and including the Final Valuation Date (rounded to two decimal places). In this case, you will receive cash in an amount less than your initial investment of $1,000 per PACERSSM and your investment in the PACERSSM will result in a loss.

The worst performing Underlying Index will be determined on each call date, or on the Final Valuation Date, as applicable, by comparing the percentage change in the closing value of each Underlying Index from its Initial Index Value to its closing value on such date. The percentage change in the closing value of each of the Underlying Indexes will equal the following, expressed as a percentage:

Current Closing Value - Initial Index Value

Initial Index Value

The “Current Closing Value” will equal the closing value of each Underlying Index on the First Call Date, the Second Call Date or the Final Valuation Date, as applicable.

The “Initial Index Value” will equal the closing value of each Underlying Index on the Pricing Date.

The “Pricing Date” means September     , 2011, the date on which the PACERSSM are priced for initial sale to the public.

The “Final Valuation Date” will be September     , 2012, the third Trading Day before maturity.

If no closing value of either of the Underlying Indexes is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of such Underlying Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of such Underlying Index obtained from as many dealers in equity securities (which may include

Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of an Underlying Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which both Underlying Indexes or any successor Index is calculated and published and on which securities comprising more than 80% of the value of each Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of such Underlying Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of either of the Underlying Indexes or any successor Index, (b) any option or futures contracts, or any options on such futures contracts relating to either Underlying Index or any successor Index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the either Underlying Index or any successor Index on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the relevant Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of such Underlying Index will be based on a comparison of the portion of the value of such index attributable to that security relative to the overall value of such index, in each case immediately before that suspension or limitation.

Discontinuance of an Underlying Index

If publication of an Underlying Index is discontinued and if the publisher of the discontinued Underlying Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Underlying Index, then the value of the discontinued Underlying Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the institutional trustee, who will provide notice of the selection of the successor index to the registered holders of the PACERSSM.

If the publisher of an Underlying Index discontinues publication of an Underlying Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the discontinued Underlying Index, the value to be substituted for the discontinued Underlying Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the discontinued Underlying Index prior to any such discontinuance.

If the publisher of an Underlying Index discontinues publication of an Underlying Index prior to the determination of a relevant closing index value and the calculation agent determines that no successor Index is available at that time, then the calculation agent will determine the value that is to be used in computing the value of the discontinued Underlying Index or the relevant Index as described in the preceding paragraph until the calculation agent determines that a successor Index is available.

If a successor index is selected or the calculation agent calculates a value as a substitute for a discontinued Underlying Index as described above, the successor index or value will be substituted for the Underlying Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of an Underlying Index may adversely affect the market value of the PACERSSM.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the PACERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating an Underlying Index or a successor index is changed in any material respect, or if an Underlying Index or a successor index is in any other way modified so that the value of the Underlying Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant Underlying Index or successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the relevant Underlying Index or successor index. Accordingly, if the method of calculating an Underlying Index or successor index is modified so that the value of the Underlying Index or successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Underlying Index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The PACERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERSSM will be determined by the Calculation Agent and will equal, for each PACERSSM, the call price or amount to be received at maturity, as applicable, calculated as though the maturity of the PACERSSM were the date of early repayment. See “—Mandatory Call Feature” and “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERSSM against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price or the amount to be received at maturity, as applicable, calculated as though the maturity of the PACERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERSSM, the PACERSSM shall bear interest, payable upon demand of the beneficial owners of the PACERSSM in accordance with the terms of the PACERSSM , from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citigroup Global Markets Inc. will serve as paying agent for the PACERSSM and will also hold the global security representing the PACERSSM as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERSSM.

The CUSIP number for the PACERSSM is 1730T0PF0.

Calculation Agent

The Calculation Agent for the PACERSSM will be Citigroup Global Markets Inc., an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERSSM. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Amounts Payable Upon Mandatory Call or at Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different closing values of the worst performing Underlying Index on the amount you will receive in respect of the PACERSSM upon a mandatory call or at maturity. All of the hypothetical examples assume (i) that the worst performing Underlying Index has been determined, (ii) that the closing value of the other Underlying Index (not the worst performing) is greater than 60% of its Initial Index Value on every Trading Day during the term of the PACERSSM and (iii) further assumes:

•	Issue Price: $1,000 per PACERSSM

•	Pricing Date: September 30, 2011

•	Issue Date: October 5, 2011

•	Final Valuation Date: September 28, 2012

•	Maturity Date: October 3, 2012

•	Initial Index Value: $15

•	Minimum value at which a Mandatory Call occurs: $15 (100.00% of the hypothetical Initial Index Value)

•	Mandatory Call Premiums:

a.	$70 if called on the First Call Date;

b.	$105 if called on the Second Call Date; or

c.	$140 if called on the Final Valuation Date.

•	Payment at Maturity:

•	If the closing value of each Underlying Index is greater 60% of its respective Initial Index Value on every Trading Day from but excluding the hypothetical Pricing Date to and including the hypothetical Final Valuation Date, $1,000 in cash; or

•	If the closing value of either Underlying Index is less than or equal to 60% of its respective Initial Index Value on any Trading Day from but excluding the hypothetical Pricing Date to and including the hypothetical Final Valuation Date, cash in an amount equal to (a) $1,000 multiplied by (b) the percentage change in the closing value of the worst performing Underlying Index (which will be negative).

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Initial Index Value;

whether the closing value of the worst performing Underlying Index on any Call Date is greater than or equal to the Initial Index Value, causing the PACERSSM to be called; and, if the PACERSSM are not called, whether the closing value of either Underlying Index is less than or equal to 60% of its respective Initial Index Value on any Trading Day from but excluding the Pricing Date to and including the Final Valuation Date.

PACERSSM are Mandatorily Called on any of the Call Dates

The Closing value of the worst performing Underlying Index is equal to or greater than $15 (the hypothetical Initial Index Value) on any Call Date. The PACERSSM are consequently called at $1,000 per Note plus the applicable Mandatory Call Premium.

a. If called on the First Call Date, the PACERSSM will be called for $1,070 per Note ($1,000 plus a Mandatory Call Premium of $70).

b. If called on the Second Call Date, the PACERSSM will be called for $1,105 per PACERSSM ($1,000 plus a Mandatory Call Premium of $105).

c. If called on the Final Valuation Date, the PACERSSM will be called for $1,140 per PACERSSM ($1,000 plus a Mandatory Call Premium of $140).

PACERSSM are not Mandatorily Called on any of the Call Dates

The PACERSSM are not called on any of the Call Dates. As shown in the graph below, the Closing Value of the worst performing Underlying Index on every Trading Day is greater than $9 (60% of its hypothetical Initial Index Value).

The Maturity Payment per PACERSSM will be $1,000.

The PACERSSM are not called on any of the Call Dates. As shown in the graph below, the closing value of the worst performing Underlying Index on at least one Trading Day is less than $9 (60% of the hypothetical Initial Index Value). The closing value on the Final Valuation Date equals $10.50 (70% of the hypothetical Initial Index Value).

The Maturity Payment per PACERSSM will be $1,000 + $1,000 * (10.50- 15.00)/15.00=$700 (resulting in a loss of $300 per PACERSSM ).

Summary Chart of Hypothetical Examples

PACERSSM are Mandatorily Called on any Call Date

	First Call Date	Second Call Date	Final Valuation Date

Hypothetical Initial Index Value of the Worst Performing Underlying Index	$15.000	$15.000	$15.000

Hypothetical Closing Value of the Worst Performing Underlying Index on the Call Date	$15.3750	$16.1250	$15.3750

Call Price	$1,070.000	$1,105.000	$1,140.000

Return on the Worst Performing Underlying Index	2.50%	7.50%	2.50%

Return on the PACERSSM	7.00%	10.50%	14.00%

PACERSSM are not Mandatorily Called on any of the Call Dates

	Closing Value of Each Underlying Index is Greater than 60% of its Initial Index Value on Every Trading Day	Closing Value of Either Underlying Index is Less Than or Equal to 60% of its Initial Index Value on Any Trading Day

Hypothetical Initial Index Value of the Worst Performing Underlying Index	$15.00	$15.00

Hypothetical Closing Value of the Worst Performing Underlying Index on the Final Valuation Date	$13.35	$10.50

Maturity Payment per Note	$1,000	$700

Return on the Worst Performing Underlying Index (excluding any cash dividend payments)	-11.00%	-30.00%

Return on the PACERSSM	0.00%	-30.00%

DESCRIPTION OF THE S&P® 500 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.6%), Consumer Staples (10.6%), Energy (12.7%), Financials (15.1%), Health Care (11.7%), Industrials (11.3%), Information Technology (17.8%), Materials (3.7%), Telecommunication Services (3.1%) and Utilities (3.4%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE PACERSSM WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500® Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions that affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

HISTORICAL DATA ON THE S&P® 500 INDEX

Monthly High and Low Closing Values

The following table sets forth the high, low and quarter-end closing values of the S&P 500® Index for each quarterly period from January 3, 2006 through September 28, 2011. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the PACERSSM may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the PACERSSM.

	High	Low	Period End
2006
Quarter
First	1307.25	1254.78	1294.83
Second	1325.76	1223.69	1270.20
Third	1339.15	1234.49	1335.85
Fourth	1427.09	1331.32	1418.30
2007
Quarter
First	1459.68	1374.12	1420.86
Second	1539.18	1424.55	1503.35
Third	1553.08	1406.70	1526.75
Fourth	1565.15	1407.22	1468.36
2008
Quarter
First	1447.16	1273.37	1322.70
Second	1426.63	1278.38	1280.00
Third	1305.32	1106.39	1166.36
Fourth	1161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1071.66	879.13	1057.08
Fourth	1127.78	1025.21	1115.10
2010
Quarter
First	1174.17	1056.74	1169.43
Second	1217.28	1030.71	1030.71
Third	1148.67	1022.58	1141.20
Fourth	1259.78	1137.03	1257.64
2011
Quarter
First	1343.01	1256.88	1325.83
Second	1363.61	1265.42	1320.64
Third (through September 28)	1353.22	1119.46	1151.06

On September 28, 2011, the closing value of the S&P 500® Index was 1,151.06.

Historical Graph

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 3, 2006 through September 27, 2011. Past movements of the S&P 500® Index are not indicative of future Underlying Index values.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of August 31, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary, Technology, Producer Durables and Health Care. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;

•

Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.

•

“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•

Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions —

•

Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPO’s are added to the Russell Indexes each quarter.

HISTORICAL DATA ON THE RUSSELL 2000® INDEX

Monthly High and Low Closing values of the Russell 2000® Index

The following table sets forth the high, low and quarter-end closing values of the Russell 2000® Index for each quarterly period from January 3, 2006 through September 28, 2011. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market price of the PACERSSM may be. Any historical upward or downward trend in the price of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the PACERSSM.

	High	Low	Period End
2006
Quarter
First	765.14	684.05	765.14
Second	781.83	672.72	724.67
Third	734.48	671.94	725.59
Fourth	797.73	718.35	787.66
2007
Quarter
First	829.44	760.06	800.71
Second	855.09	803.22	833.70
Third	855.77	751.54	805.45
Fourth	845.72	735.07	766.03
2008
Quarter
First	753.55	643.97	687.97
Second	763.27	686.07	689.66
Third	754.38	657.72	679.58
Fourth	671.59	385.31	499.45
2009
Quarter
First	514.71	343.26	422.75
Second	531.68	429.16	508.28
Third	620.69	479.27	604.28
Fourth	634.07	562.40	625.39
2010
Quarter
First	690.30	586.49	678.64
Second	741.92	609.49	609.49
Third	677.64	590.03	676.14
Fourth	792.35	669.45	783.65
2011
Quarter
First	843.55	773.18	843.55
Second	865.29	777.20	827.43
Third (through September 28)	858.11	643.42	651.97

On September 28, 2011, the closing value of the Russell 2000® Index 651.97.

Historical Graph

The following graph illustrates the historical performance of the Russell 2000® Index based on the closing value thereof on each Index Business Day from January 3, 2006 through September 27, 2011. Past movements of the Russell 2000® Index are not indicative of future Russell 2000® Index values.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERSSM. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERSSM by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERSSM (a “U.S. Holder”).

This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERSSM as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERSSM as capital assets or (v) persons that did not purchase the PACERSSM in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERSSM or instruments similar to the PACERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERSSM in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERSSM SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERSSM, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERSSM for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the prices of the Underlying Indexes under which an amount equal to the purchase price of the PACERSSM is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERSSM could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERSSM, at maturity or upon the mandatory redemption of the PACERSSM for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERSSM by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERSSM. Any such gain or loss generally will be short-term capital gain or loss.

Possible Alternative Treatment

It is possible that the IRS could seek to characterize the PACERSSM in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERSSM, it is possible, for example, that a PACERSSM could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERSSM on a current basis at ordinary income rates or to treat the PACERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the PACERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the PACERSSM. The term “Non-U.S. Holder” means a holder of the PACERSSM that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERSSM, any payments made with respect to the PACERSSM will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERSSM by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with the conduct of a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

In the Notice discussed above under “— Possible Alternative Treatment”, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the PACERSSM.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERSSM should see the discussion relating to U.S. Holders of the PACERSSM, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERSSM.

Backup Withholding and Information Reporting

A holder of the PACERSSM may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the PACERSSM.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $         principal amount of PACERSSM( PACERSSM) at $970.00 per PACERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. proposes to offer some of the PACERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERSSM to certain dealers at the public offering price less a concession of up to $30.00 per PACERSSM. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession of up to $30.00 per PACERSSM on sales to certain other dealers, of which $20.00 will be paid to their financial advisors as a selling concession. If all of the PACERSSM are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

The PACERSSM will not be listed on any exchange.

In order to hedge its obligations under the PACERSSM, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERSSM — The Market Price of the PACERSSM May Be Affected by Purchases and Sales by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the PACERSSM, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERSSM through and including the date of disposition of such PACERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the PACERSSM or (B) its acquisition and holding of the PACERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

PACERSSM

Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index

Due             , 2012

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement Dated

May 12, 2011 and Prospectus Dated

May 12, 2011)